Exhibit 99.1

TITAN MEDICAL EXPANDS SENIOR LEADERSHIP TEAM

Kristen Galfetti Appointed as Vice President, Investor Relations & Corporate Communications
and Chien Huang as Vice President, Finance

April 22, 2021, TORONTO--(BUSINESS WIRE)--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, today announced the appointment of Kristen Galfetti, MBA, as its Vice President, Investor Relations & Corporate Communications and Chien Huang as Vice President Finance. Ms. Galfetti will be located in Boston and Mr. Huang will be located in Toronto.

"It is a pleasure to welcome both Kristen and Chien to Titan Medical.  As the Titan team continues to grow and advance our Enos™ robotic single access surgery system toward human clinical studies, we look forward to these two accomplished leaders significantly contributing to our success," said David McNally, President and Chief Executive Officer of Titan. "Kristen and Chien have each demonstrated a record of success in their respective fields, and we are proud that they have joined our leadership team."

Ms. Galfetti has over 20 years of experience leading investor relations and corporate communications programs.  Most recently, Ms. Galfetti provided consulting services to small and medium companies in the life science industries. Her corporate experience includes serving as Vice President, Investor Relations & Corporate Communications at Cynapsus Therapeutics. Prior to Cynapsus, she was Senior Director, Investor Relations at Sanofi, responsible for integrating the Genzyme Corporation investor relations program post-merger. Prior to Sanofi, Ms. Galfetti was Senior Director, Corporate Communications and Investor Relations at AMAG Pharmaceuticals. Prior to AMAG, Ms. Galfetti held Investor Relations roles of increasing responsibility at Genzyme Corporation. Ms. Galfetti holds a Bachelor of Arts in Political Science from the University of Vermont and a Master of Business Administration (with distinction) from Bentley University.

Mr. Huang is a financial executive with over 20 years of experience developing and implementing financial models and systems, and accounting practices to support the achievement of strategic corporate objectives. Mr. Huang has strong expertise in evaluating investment opportunities and long-term value creation as well as extensive knowledge of IFRS and U.S. GAAP reporting requirements. Most recently, he served as Senior Vice President, Corporate Finance at Quarterhill Inc., where he led the finance systems migration and reorganized key business processes, streamlining external reporting processes. Prior to Quarterhill, Mr. Huang served as Vice President, Finance at Aralez Pharmaceuticals, responsible for implementing systems upgrades, negotiating potential divestitures and advising on private equity financing. Prior to this, Mr. Huang was Senior Director, Finance at Astellas Pharma. Mr. Huang holds a Bachelor of Science in Physiology from the University of Toronto, a Graduate Diploma in Public Accountancy from McGill University, and has Chartered Accountant Designation.

About Titan Medical

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos system, by Titan Medical, is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, please visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation, and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs, and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme	Kristen Galfetti
Chief Financial Officer	Vice President, Investor Relations &
(416) 548-7522	Corporate Communications
(781) 869-2553

investors@titanmedicalinc.com

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